June 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Mr. Robert Augustin

Ms. Jane Park

Ms. Kristin Lochhead

Mr. Michael Fay

Re:	CapsoVision, Inc.

Registration Statement on Form S-1

File No. 333-287148

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of shares of common stock of CapsoVision, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on Tuesday, July 1, 2025, or as soon thereafter as possible, or at such later time as the Company or its counsel may request via telephone call to the staff.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

The Benchmark Company, LLC

By:	/s/ Michael Jacobs
Name: Michael Jacobs
Title: Managing Director

[Signature Page to Acceleration Request]